

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 2, 2009

By U.S. Mail and facsimile (703) 883-2511

Mr. Craig G. Blunden
Chairman, President and Chief Executive Officer
Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, California 92506

> **Re:** **Provident Financial Holdings, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-162415**
> <u>**Filed October 9, 2009**</u>

Dear Mr. Blunden:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. In other comments, where indicated, we think you should revise your documents in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us a draft of your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-1 filed October 9, 2009</u>

<u>General</u>

1.   We remind you of the updating requirements of Rule 3-12 of Regulation S-X.

2.   Please ensure you include an updated accountants' consent in the pre-effective amendment.

Business Strategy, page 2

3.   Please provide greater detail regarding your origination of mortgage loans for sale in the secondary market. Please disclose what entities or programs you sell the majority of your loans to, what limitations and/or restrictions are placed on the loans originated for sale so that such loans are saleable, whether the loans are conforming loans, any repurchase or default provisions and what changes have you made to your strategy for the changes in the secondary market as result of the upheaval at government sponsored entities?

Recent Developments, page 3

4.   Please revise to include a more detailed description of the SCAP stress test, what it represents, and how different outcomes are interpreted. Include a statement as to whether or not you followed the exact same methodologies used by federal banking regulators. Disclose what you mean by the term "More Adverse" scenario under the SCAP and provide a discussion of possible scenarios under the test. In your revisions, please provide a more robust discussion of the disclosure on page 11 that after applying the SCAP methodology to your portfolio, your potential cumulative loan losses over the next two years under either scenario of the test would be significantly higher than the loan losses you have incurred historically, quantifying the results of applying the SCAP under each scenario to your potential loan losses. Consider the usefulness of providing tabular information on the SCAP so that a reader can fully understand it and the results of applying it.

Risk Factors, page 7

5.   With regard to the risk relating to non-traditional loans, and noting the disclosure that of $485 million in interest only loans, $430 million fully amortize after 2010 and another $329 million amortize after 2014, revise to add a table to reflect additional matters relating to these loans as follows:
    • Disclose the amount that fully amortize in the next 12 months (from 6/30/09 or 9/30/09 if those financial statements are released);
    • Disclose the amount that fully amortize between 1 year and 5 years;
    • Disclose how many fully amortize after 5 years;
    • In a column after the first three bullets, disclose the percentage of each category that are non-performing and
    • Disclose in another column the 30 days delinquency rate.

6.   With regard to the $357.9 million in stated income loans, present a table with similar information except use interest resets instead of fully amortize.

7.   Revise the risk for high loan to value ratios to disclose the aggregate dollar amount of loans that have or you believe have current LTV's over 100%.

8.   Please include a risk factor to include a discussion of the risks associated with the fact that a single depositor has an aggregate balance of $83 million in time deposits at the Bank.

9.   Revise the risk factor for the $495 million in multi-family and commercial loans to add a table and present information similar to the stated income loans (use the breakdown for resets or matures in less than one year, 1 to 5 years, etc., use the non-performing and 30 day delinquency columns, except add another column and disclose the percentage that are non fully amortizing.

10.   Revise the risk on page 13 regarding "various regulatory requirements" to add disclosure as follows:
      - When was the Bank notified it had been designated to be in "troubled condition";
      - Disclose whether any dividend payments for either the Company or the Bank, for anytime after June 30, 2009, were submitted to regulatory authorities and whether they were approved; and,
      - Disclose the impact on asset growth during the quarter ended September 30, 2009 as a result of the imposed restrictions on growth.

Capitalization, page 20

11.   Please revise to delete the presentation of debt from the table. Capitalization is not represented by amounts that must be paid back using the company's assets. In addition, please provide the missing information regarding your consolidated capitalization giving effect to the offering.

Price Range of Common Stock and Dividend Information, page 21

12.   We note your disclosures that you have not received any decision from the U.S. Treasury regarding your Capital Purchase Program ("CPP") application. This appears to be the only disclosure in your registration statement that you discuss your possible involvement in the CPP. Please revise your registration statement to disclose where appropriate any material information regarding your participation in the CPP, including, but not limited to the following information:
      - the date of your application to participate in the CPP;
      - your reasons for why you plan to participate in the CPP or are considering participating;
      - the material terms of your participation in the CPP, including the material terms of the securities and warrants you would issue to the Treasury Department;
      - the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them;

- any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application and
- whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Incorporation of Certain Documents by Reference

13. Revise your registration statement to include proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year. Refer to Item 12(a)(2) of Form S-1.

Form 10-K for the year ended June 30, 2009

14. Considering your significant exposure to hybrid loan products, we believe the transparency of your disclosures would be improved by addressing the following points in future filings:
    - Please describe your procedures for obtaining updated appraisals for collateral dependent loans. Specifically address how often appraisals are obtained for loans identified as impaired and for loans that you have not identified as impaired but which you have considered in the development of the allowance for loan losses, clarifying how you have considered deteriorating values in developing the allowance for loan losses.
    - We note you disclose information regarding the make-up of your loan portfolio by characteristics such as year of origination, FICO score, etc. We believe a reader could potentially benefit from further disaggregation of this information to include interest reset dates on ARM's and quantification of outstanding loans by reset dates, such as 3, 5 and 7 years. Also, please discuss the expected timing of adjustments of ARM's and the effect of the adjustments on future cash flows and liquidity, taking into consideration current trends of increased delinquency rates and reduced collateral values. Also, discuss how you considered future interest reset rates in determining the allowance for loan losses.

Item 1. Business, page 5

15. Please provide to us and include in future filings a revised table which includes the dollar amount of all loans held for investment which have fixed and floating or adjustable interest rates to include a column that states the percentage of total loans each line item represents.

16.   Please provide to us revised disclosure language and revise in future filings the disclosure on page 6 to provide the reader with more information regarding what negative amortization is and why it "involves a greater risk to the Bank."

Single-Family Mortgage Loans, page 5

17.   We note your disclosure on page 7 and elsewhere throughout your filings regarding your presentation of Loan-to-Value ratios based on original appraisals. In light of the significant decreases in home values in certain of your market areas, please revise this section as well as your asset quality section in future filings to more clearly describe the impact of the decreases in home values subsequent to origination. Discuss the extent to which you are able to quantify this impact on your average LTVs for your loan portfolio at large or for certain subsets of your portfolio.

18.   Please revise your future filings to provide greater granularity within your nonperforming loans and in particular within your nonperforming single-family mortgage loans to better identify for the reader which loans comprise the greatest risk within your portfolio. We note your table of single-family mortgage loans by calendar year of origination and by geographic breakdown on page 8. In future filings, please consider quantifying your non-performing loans by calendar year of origination and by geographic breakdown. If relevant, separately quantify your Alt-A non-performing loans for these purposes.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 79

19.   We note your disclosure that the information required by Item 201(d) of Regulation S-K is contained under the section captioned "Executive Compensation – Equity Compensation Plan Information" in your proxy statement. It does not appear that there is a section captioned "Executive Compensation – Equity Compensation Plan Information" in your proxy statement, nor does it appear that the information required by Item 201(d) of Regulation S-K is elsewhere in your proxy statement. Please provide to us and revise your filings to include the required information.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 79

20.   We note your disclosure that the information required by Item 404 of Regulation S-K is contained under the section captioned "Transactions with Management" in your proxy statement. It does not appear that there is a section captioned "Transactions with Management" in your proxy statement, nor does it appear that the information required by Item 404 of Regulation S-K is elsewhere in your proxy statement. Please provide to us and revise your filings to include the required information.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551-3851 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt